July 19, 2019

Brian P. McKeon
Executive Vice President, Chief Financial Officer and Treasurer
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook Maine 04092

       Re: IDEXX Laboratories, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 15, 2019
           File No. 000-19271

Dear Mr. McKeon:

       We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements
Note 3: Revenue Recognition, page F-18

1. On page F-19 you disclose that diagnostic products and accessories revenues (including consumables) are recognized and invoiced at the time of shipment, which is when the customer obtains control of the product based on legal title transfer. On page 35, you disclose that SediVue Dx consumables are charged to customers upon utilization, which you refer to as pay-per-run. Please tell us your policy for recognizing revenue for
      SediVue Dx consumables and how your recognition conforms with your disclosed recognition policy. In your response, tell us why you do not charge a customer until after utilization and clarify when title passes. Reference for us the authoritative literature relied upon to support your accounting.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brian P. McKeon
IDEXX Laboratories, Inc.
July 19, 2019
Page 2

      You may contact Mark Brunhofer at (202) 551-3638 or Jim Rosenberg at
(202) 551-
3679 with any questions.



FirstName LastNameBrian P. McKeon                      Sincerely,
Comapany NameIDEXX Laboratories, Inc.
                                                       Division of Corporation
Finance
July 19, 2019 Page 2                                   Office of Healthcare &
Insurance
FirstName LastName